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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Inks Agreement with China’s Colorful Guizhou Airlines for up to 17 E190s

Paris, France, June 15, 2015 – Embraer S.A. announced today at the 51st International Paris Air Show that it has concluded an agreement for 17 E190s with Colorful Guizhou Airlines, the first locally-owned airline in China’s Guizhou Province. The contract is for seven firm orders, which will be included in Embraer’s 2015 second-quarter backlog, and ten options and has an estimated value of USD 834 million at current list price if all options are exercised. The first aircraft is scheduled for delivery in 2015.

“With around 80% market share in the segment in China, the E190 has shown to be the best aircraft in the category, offering efficiency with low operating costs and an excellent level of comfort for passengers,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “.Over the years, the E190s have proven to be effective tools in building regional connectivity and promoting economic development. I’m confident Colorful Guizhou Airlines will bring those same benefits to its home province with its new E190s.”

Colorful Guizhou Airlines is Embraer’s fifth E-Jet customer in China and the first in the southwest of the country.

“We’re glad to establish a partnership with Embraer, a company that has a leading role in global regional aviation,” said Zhai Yan, who is both Chairman of the Guizhou Industrial Investment (Group) Co., LTD and the Chairman of Colorful Guizhou Airlines. “Colorful Guizhou Airlines will be a combination of a regional airline and a low cost trunk carrier. It will target regional cities in Guizhou but will also bring new access to all of China and the global market.  The selection of the E190 and our cooperation with Embraer is sure to accelerate the development of the aviation industry and the economy of Guizhou.”

Colorful Guizhou Airlines plans to inaugurate service this year. Established by the Guizhou Industrial Investment (Group) Co., LTD, it will target operating to cities in Guizhou and neighboring provinces.  Its entrance marks the end of the absence of a locally-owned airline in Guizhou and the start of improvements to regional aviation in western China.

About Colorful Guizhou Airlines

With 1 billion RMB in registered capital, Colorful Guizhou Airlines is the first locally-owned airline in Guizhou Province. It is positioned as a “combination of regional airline and low cost trunk carrier” providing its customers with safe, punctual, comfortable and convenient air service.  Its formation will help to promote local tourism and related industries, and further accelerate the development of the local economy.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The scope of the carrier’s business covers transport of cargo, aviation advertising, mail delivery, cabin supply, catering industry, tourism and real estate industry. The airline is expected to start flying in 2015.  The fleet plan calls for 30 aircraft by 2020, and between 120 and 140 in the future.

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44, and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190, and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since E-Jets entered revenue service in 2004, Embraer has received over 1,500 firm orders for this aircraft family. More than 1,100 have been delivered.

In 2013, Embraer launched E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new airplanes – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer